UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42293

PTL LIMITED

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCGEGA Tower

Singapore 658065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on July 18, 2025, PTL Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its Class A ordinary shares, with no par value per share, was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Nasdaq provided the Company with a 180 calendar days compliance period, or until January 14, 2026, in which to regain compliance with Nasdaq continued listing requirement.

On January 20, 2026, the Company received a letter from Nasdaq, indicating that the Company is granted an additional 180 calendar days, until July 13, 2026, to regain compliance with the minimum bid price requirement of $1.00 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2). If compliance cannot be demonstrated by July 13, 2026, Nasdaq staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq staff’s determination to a Hearings Panel.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. The Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 22, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PTL Limited

Date: January 22, 2026	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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